UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission file number: 001-39721

NEOGAMES S.A.
(Translation of registrant’s name into English)

63-65, rue de Merl
L-2146 Luxembourg
Grand Duchy of Luxembourg
 (Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On April 26, 2022, NeoGames S.A (NASDAQ: NGMS) issued a press release titled “Prospectus approved and offer document published regarding NeoGames S.A.’s recommended public offer to the shareholders of Aspire Global plc,” a copy of which is attached to this form 6-K as exhibit 99.1.

EXHIBITS INDEX

Exhibit	Description
99.1*	Announcement dated April 26, 2022 titled “Prospectus approved and offer document published regarding NeoGames S.A.’s recommended public offer to the shareholders of Aspire Global plc”

* Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOGAMES S.A.

By:	/s/ Moti Malul
Name: Moti Malul
Title: Chief Executive Officer

Date: April 26, 2022